Depositor: TIAA-CREF Life Insurance Company

Registrant: TIAA-CREF Life Separate Account VLI-1

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

Kenneth W. Reitz

Associate General Counsel

Office: 704-988-4455

Fax: 704-988-1615

E-mail: kreitz@tiaa-cref.org

September 25, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Kosoff – Office of Insurance Products

Re:	TIAA-CREF Life Separate Account VLI-1 (“Registrant”)

File Nos. 333-151910 and 811-10393

PRE-EFFECTIVE AMENDMENT #1 REGISTRATION

Response to Commission’s 8/14/08 Comment Letter

Intelligent Life Survivorship VUL Contract

Dear Commissioners and Mr. Kosoff:

This filing is a Pre-Effective Amendment #1 to the initial registration statement for the above-referenced Intelligent Life Survivorship variable life insurance contract. This letter:

•	addresses comments and suggestions in the Commissions August 14, 2008 comment letter upon the initial registration;
•	requests an effective date for this registration of September 29, 2008; and
•	provides the registrant’s ‘Tandy’ representation.

Our responses to the Commissions August 14, 2008 letter comments and requested changes, as supplemented in a telephone conversation on September 15, follow the outline of the Commission’s letter:

1.	Facing Page

The amendment numbering for the ’33 Act and ’40 Act filings have been corrected and changed.

2.	Death Benefit Options (p. 1)

Upon the Annuitant’s Attained Age of 121, the death benefit is reduced to the policy value. We have changed prospectus language to reflect this clarification.

3.	Fee Table (pp. 4-5)

a.	Narrative has been added before the fee table as follows: “We may agree to your request to deduct Advisory Fees from your Policy pursuant to your independent agreement with a registered investment advisor, but such expenses are not reflected in the tables below; if they were, Policy Values shown would be lower.”

b.	Throughout the prospectus, we have capitalized the term “Net Amount at Risk” so it’s clear to the reader that this is a defined term.

c.	We confirm that the maximum cost is $1,000 per $1,000 net amount at risk. The table presentation of Cost of Insurance has been changed so that the maximum guaranteed charge column, the current charge column and the representative insured charges identify the range of the charge (depending upon issue age, underwriting class, etc.).

d.	We have clarified footnote 1 to this table by supplementing the sentence seeking to define “net amount at risk” by also referring the reader to the prospectus Charges and Deductions section for more detail.

e.	We have replaced the phrase “value of Units” with “such total value” to more clearly refer back to the lead-in language “total value in all Investment Accounts.”

f.	Table labeling has been changed to clarify that loan interest is charged against the Outstanding Loan Amount plus accrued interest and that loan interest credited applies to the Loan Account balance.

g.	The Estate Transfer Protection Rider Cost of Insurance Charge is in addition to the base policy Cost of Insurance Charge. The Fee Table has been changed to reflect this clarification so that the maximum guaranteed charge column, the current charge column and the representative insured charges identify the range of the charge (depending upon issue age, underwriting class, etc.).

4.	Annual Portfolio Operating Expenses (p. 6)

a.	Please know that there are no redemption fees under this policy – no contract redemption fees and currently no additional fund-imposed redemption fees. We have added a sentence as requested that “Certain Portfolios may impose a redemption fee.”

b.	As is typical of fund contractual waivers and reimbursements, most of them in this Policy are effective until May 1 of the following year (so not a full year for this initial prospectus), so we have adjusted our “Net Total Annual Operating Expenses” for this registration to not reflect any contractual waivers or reductions. In our May 1, 2009 updated registration, we expect this column to reflect waivers and reductions which are contractual for one year thereafter. We have made changes to footnotes to these funds to identify the existence of waivers/reductions there.

Additional changes we have made to this table:

(1)	Footnote 24 for the Neuberger Berman subaccounts has been deleted as unnecessary since neither fund’s Gross Total expenses is high enough to trigger the contractual waiver or reduction.
(2)	“Net Total Annual Operating Expenses” information has been changed to eliminate table identification of waivers/reductions that aren’t guaranteed for a full year; such waivers/reductions are handled in table footnote disclosure.

5.	Individual Fund Fee table (pp. 6-9)

a.	The footnotes have been adjusted to be numbered in order in the table.

b.	The exemptive order referred to in Note 10 may no longer be relied upon if the fund company no longer makes use of the money fund sweep.

c.	Former footnote 18 has been deleted as irrelevant to a policy owner.

d.	Former footnote 19 has been deleted as irrelevant to a policy owner.

6.	Modifying the Policy (p. 10)

The last paragraph of this section is modified by adding the following last sentence:

“Any material change to the Policy must be approved by the State Insurance Department of each state where the Policy is made available. Any resulting change to this prospectus must be registered with the Securities and Exchange Commission prior to use.”

7.	Unit Value (p. 13)

The word “current” has been inserted before “mortality and expense risk charge” three times it appears in the UNIT VALUE provision on page 13 in order to make it clear that the M&E risk charge is the current charge and not the maximum charge.

8.	Death Benefit Option (p. 14)

The following statement is added to this section: “See the section entitled “Surrenders and Partial Withdrawals” for more information on how partial withdrawals affect Policy Value.”

9.	Accelerated Death Benefit (p. 15)

The following statement is added to this section as an additional bullet point describing how the benefit can be reduced: “one year of interest equal to the yield on a 90-day Treasury bill on the date we approve your application;

10.	Extended Maturity Benefit (p. 15)

Prospectus language has been amended so it is clear that the extended maturity death benefit is reduced to Policy Value.

11.	Transfers (p. 17)

The Transfer language regarding transfers from the Fixed Account has been changed to read:

“•	The total amount of transfers in any Policy Year from the Fixed Account (except made pursuant to a Dollar Cost Averaging or Automatic Account Rebalancing Program) are limited as follows:
•	Any transfer from the Fixed Account may be delayed up to six months
•	Total transfers from the Fixed Account during any Policy year cannot exceed the greater of:
•	25% of the current balance in the Fixed Account or
•	the amount transferred from the Fixed Account in the immediately preceding Policy Year.

It may take a number of years to transfer substantial value from the Fixed Account to Investment Accounts.”

12.	Policy Lapse and Reinstatement (p. 20)

a.	We will not deduct the Outstanding Loan Amount and unpaid Monthly Charges twice. We have amended the language in this sentence so it ends after “… Death Benefit Proceeds.”

b.	We have added information to the Fee Table on p. 5 indicating that a 6% reinstatement charge is charged upon reinstatement of a lapsed Policy.

13.	Portfolio Investment Managers and Investment Objectives (p. 26)

Reference to the Russell and S&P indexes is deleted.

14.	Policy Split Rider (p. 34)

We confirm that the exercise of the transfer permitted by the Policy Split Rider meets the requirements of the 1940 Act Section 11 and Rule 11a-2 thereunder.

15.	Estate Transfer Protection Rider (p. 34)

a.	Prospectus language has been changed to make it clear that this rider may be elected while both insureds are still alive and upon submitting an application and sufficient evidence of insurability to the issuing insurer. The charge for the rider is levied while the rider is in force, which may include a time when both insureds are alive.

b.	This rider ends and the charges for it expire upon the earlier of the events identified in the prospectus. The word “earlier” has been added to prospectus language to make this clear.

16.	Institutional Charitable Benefit Rider (p. 34)

We do not believe there is any adverse consequence to the Policy Owner for exercising this rider, other than possible tax consequences.

17.	Overloan Protection Endorsement (p. 34)

a.	The minimum death benefit applicable to an owner’s Policy depends upon the Death Benefit Option selected and the tax test selected. (This is why policy illustrations are typically an essential part of any life insurance product sale.) In this section of the prospectus, we simply refer the reader to the DEATH BENEFIT OPTIONS section of the prospectus.

b.	We have amended prospectus language to address your Item 17.b. comments.

18.	State Variations (p. 35)

a.	Any differences in charges due to state variations will not exceed the stated maximum costs stated in the prospectus.

b.	The sentence “Your actual Policy and any endorsements are the controlling documents.” is deleted.

c.	Replacing the sentence deleted pursuant to response 18.b above is this sentence: “Notwithstanding any state variations, all material rights and obligations under the Policy are described in the prospectus.”

19.	Series and Class Identifiers

The contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

20.	Guarantees and Support Agreements

TIAA-CREF Life Insurance Company is solely responsible for its guarantees under the Policy. The financial support agreement described on page B-8 of the SAI is limited as described in the SAI and is not a secondary guarantee of any particular Policy guarantee. As requested, we are including financial statement of TIAA-CREF Life’s parent company, TIAA, as of 12/31/07.

21.	Financial Statements, Exhibits and Other Information

Financial statements and exhibits required for registration of this Policy and not included in the Initial Registration submission are included in this Pre-Effective Amendment #1 to the Registration Statement.

22.	Tandy Representation

In a separate letter submitted to you as Correspondence via EDGAR on the same date we submit the Pre-Effective Amendment #1 to the Initial Registration, we will request acceleration of the effective date of this registration to September 29, 2008 and provide necessary Tandy Representations.

We will provide a courtesy copy to Mr. Michael Kosoff that is marked to identify all the substantive changes of this Pre-effective Amendment #1 prospectus from the Initial Registration prospectus as an aid to identify our responses to the Commission’s comment letter.

If you have any question concerning this filing, please contact the undersigned by telephone at (704) 988-4455 or by e-mail at kreitz@tiaa-cref.org.

Respectfully Submitted,

/s/ Kenneth W. Reitz

Kenneth W. Reitz